FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August, 2003

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or

Form 40-F).

Form 20-F X                 Form 40-F______

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934).

Yes_______     No  X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule

12g3-2(b): 82-____________).

HSBC Holdings PLC

2003 INTERIM RESULTS – HIGHLIGHTS

* Operating income up 41 per cent to US$18,507 million (US$13,103 million in the first half of 2002).

On a cash basis (excluding goodwill amortisation):

* Operating profit before provisions up 51 per cent to US$9,017 million (US$5,957 million in the first half of 2002).

* Pre-tax profit up 26 per cent to US$6,879 million (US$5,458 million in the first half of 2002).

* Attributable profit up 32 per cent to US$4,873 million (US$3,681 million in the first half of 2002).

* Return on average invested capital of 14.0 per cent (13.8 per cent in the first half of 2002).

* Cash earnings per share up 20 per cent to US$0.48 (US$0.40 in the first half of 2002).

On a reported basis (after goodwill amortisation):

* Operating profit before provisions up 51 per cent to US$8,385 million (US$5,561 million in the first half of 2002).

* Pre-tax profit up 21 per cent to US$6,112 million (US$5,057 million in the first half of 2002).

* Attributable profit up 25 per cent to US$4,106 million (US$3,280 million in the first half of 2002).

* Return on average shareholders’ funds of 13.3 per cent (13.7 per cent in the first half of 2002).

* Basic earnings per share up 17 per cent to US$0.41 (US$0.35 in the first half of 2002).

Dividend and capital positions:

* First interim dividend of US$0.24 per share; an increase of 17 per cent over the 2002 first interim dividend.

* Tier 1 capital ratio of 8.5 per cent; total capital ratio of 11.7 per cent.

HSBC HOLDINGS REPORTS PRE-TAX PROFIT OF US$6,112 MILLION

HSBC made a profit on ordinary activities before tax of US$6,112 million, up US$1,055 million, or 21 per cent, over the same period in 2002. On the same basis, profit attributable to shareholders was US$4,106 million, an increase of 25 per cent. On a cash basis, profit before tax increased by US$1,421 million, or 26 per cent, to US$6,879 million in the first half of 2003. Household and GFBital contributed US$651 million and US$272 million respectively to cash basis profit before tax. Excluding these acquisitions, and at constant currency, cash basis profit before tax increased by US$255 million, or 4.5 per cent.

Net interest income of US$11,221 million was US$3,628 million, or 48 per cent, higher than the same period in 2002, mainly due to the contributions from Household and GFBital.

Other operating income rose US$1,776 million, or 32 per cent, to US$7,286 million over the same period in 2002. In addition to the contributions from recent acquisitions, the increase primarily reflected strong growth in wealth management sales in Asia as well as a strong performance within HSBC Global Markets.

Operating expenses (excluding goodwill amortisation) of US$9,490 million were US$2,344 million, or 33 per cent, higher than in the first half of 2002. Excluding acquisitions and expressed in constant currency, operating expenses were just over 2 per cent higher.

HSBC’s cost:income ratio (excluding goodwill amortisation) was 51.3 per cent in the first half of 2003 compared with 54.5 per cent for the same period in 2002.

Since becoming a member of the HSBC Group, Household has expensed US$1,539 million in respect of bad and doubtful debts. This accounted for substantially all of the increase of US$1,659 million in the charge for bad and doubtful debts, which rose to US$2,374 million compared with US$715 million in the first half of 2002.

The US$124 million share of operating losses in joint ventures reflected a provision for the impairment of goodwill allocated to a UK fund management company acquired in 2000 as part of the CCF acquisition.

Gains on disposal of investments of US$264 million included disposal gains of US$121 million on the sale of investment debt securities.

The tier 1 capital and total capital ratio for the Group remained strong at 8.5 per cent and 11.7 per cent respectively, at 30 June 2003.

The Group’s total assets at 30 June 2003 were US$983 billion, an increase of US$224 billion, or 30 per cent, since 31 December 2002.

Figures in US$m	Half-year to 30Jun03		Half-year to 30Jun02		Half-year to 31Dec02
Geographical distribution of results
		%		%		%
Europe	2,380	34.7	2,179	40.0	1,981	39.2
Hong Kong	1,843	26.8	1,900	34.8	1,810	35.8
Rest of Asia-Pacific	753	10.9	670	12.3	623	12.3
North America	1,833	26.6	624	11.3	760	15.0
South America ^	70	1.0	85	1.6	(119)	(2.3)
Profit before tax – cash basis	6,879	100.0	5,458	100.0	5,055	100.0
Goodwill amortisation	(767)		(401)		(462)
Profit before tax	6,112		5,057		4,593
Tax on profit on ordinaryactivities	(1,554)		(1,315)		(1,219)
Profit on ordinary activitiesafter tax	4,558		3,742		3,374
Minority interests	(452)		(462)		(415)
Profit attributable	4,106		3,280		2,959
Profit attributable – cash basis	4,873		3,681		3,421

Distribution of results by line of business ^^

		%		%		%
Personal Financial Services	2,082	30.3	1,757	32.2	1,634	32.3
Consumer Finance	649	9.4	—	—	—	—
Commercial Banking	1,647	23.9	1,484	27.2	1,530	30.3
Corporate, Investment Banking and Markets	2,237	32.5	2,069	37.9	1,827	36.1
Private Banking	268	3.9	249	4.6	164	3.3
Other	(4)	—	(101)	(1.9)	(100)	(2.0)
Profit before tax – cash basis	6,879	100.0	5,458	100.0	5,055	100.0
Goodwill amortisation	(767)		(401)		(462)
Profit before tax	6,112		5,057		4,593

^ Formerly described as Latin America, which included Group entities in Panama and Mexico which are now included in North America. Figures for the first half of 2002 have been restated to reflect this change.

^^ The figures for 2002 have been restated to reflect the effect of the transfer of interest rate risk from the business units to CIBM following the implementation of a revised funds transfer pricing mechanism in North America.

Comment by Sir John Bond, Group Chairman

HSBC’s performance in the first half of 2003 demonstrated remarkable resilience given that the majority of our business is conducted in countries either in recession or experiencing slower growth. On a reported basis, we generated a profit attributable to shareholders of US$4.1 billion, some US$826 million and 25 per cent higher than the first half of 2002. Earnings per share rose by US 6 cents, an increase of 17 per cent. The Board has declared a first interim dividend of US 24 cents, an increase of 17 per cent over the amount paid at this stage in 2002. This dividend will be paid on 7 October 2003. The Board has also announced its intention to pay a second interim dividend of US 12 cents, the first of the quarterly dividends HSBC will in future be paying. It is planned for this second interim dividend to be paid on 20 January 2004.

The results for the first half were achieved against a background of uneven economic activity in most of the world’s major economies. There was uncertainty about the pace and timing of the recovery in the US. The war in Iraq further dampened business confidence. The outbreak of SARS affected certain industries, particularly in Asia.

A key feature of our performance was the positive contribution from the new members of HSBC,

Household International in the US and GFBital in Mexico. Driven in part by their contributions, as well as by impressive results from our Global Markets business, revenues rose by US$5.4 billion in the period. Operating profit before provisions and the amortisation of goodwill rose by over US$3.1 billion. Excluding the effect of these acquisitions and at constant exchange rates, we grew revenues by US$0.5 billion, or 4 per cent, against cost growth of US$0.24 billion, or 3 per cent.

The improving balance of our earnings and asset mix, both by geographical region and by line of business, reflects the impact of the acquisitions we have made. 28 per cent of our assets are now located in Asia Pacific, 42 per cent in Europe and 30 per cent in the Americas. Our investment in systems, in new products, and in a relentless focus on serving almost 100 million customers around the world is yielding results. We were delighted to be included, for the first time and amongst the top 50, in a ranking of the world’s 100 most valuable brands prepared by Interbrand. We made further progress in all lines of business.

Personal Financial Services

* The first half of 2003 was marked by low and declining interest rates. These encouraged further growth in consumer credit and prompted unprecedented levels of mortgage refinancing in the UK and US. HSBC gained both market share and significantly increased fee income. In the UK, our mortgage products remained highly rated, receiving the ‘Best National Bank’ award over two, five, and 10 years from What Mortgage magazine. Drawing on our multicultural experience, we have recently become the first UK bank to launch an Islamic mortgage in the UK. This followed the successful launch of a similar product in New York last year.

* First Direct’s Offset product accounted for more than 25 per cent of HSBC’s mortgage growth in the UK.

* Volatile equity markets discouraged retail investors but structured investment products remained popular, particularly in Asia. Sales of ‘capital protected’ investment funds in the region grew to US$3.5 billion in the period, an increase of 25 per cent. As many investors continued to prefer liquidity and security over uncertain growth opportunities, deposits grew by the equivalent of US$3.5 billion or 3 per cent.

* We have made significant investments in giving customers a choice of delivery channels, and in customer relationship management systems for the staff who serve them. Such investments are bringing results. In the three years since we launched personal internet banking, we have achieved 10.9 million registered users, including 5.8 million added through the Household acquisition.

* While the acquisition of Household approximately doubled our personal internet banking base, the number of personal customers in our other businesses registered for internet banking also rose, by 15 per cent in the first half of 2003. Sales through the internet also grew, with over 800,000 products sold in the first half of 2003. At First Direct in the UK, 23 per cent of product sales in May 2003 took place over the internet, up from 6 per cent two years ago.

Consumer Finance

* Household’s contribution in its first three months as a member of the HSBC Group was encouraging and in line with our expectations. This was despite the impact of low growth in the US economy which affected asset growth and credit quality.

* Household is committed to taking a leadership role in the consumer finance industry by establishing a benchmark for quality. As a result, Household will significantly increase its investment in compliance, monitoring and training to approximately US$150 million during 2003, which is more than double the amount invested in 2002.

* Most important, stability returned to Household’s funding base with its debt spreads falling below historical levels, reflecting its position within the HSBC Group. New benchmark issuance during the period demonstrated the increased breadth and depth of funding support available.

Commercial Banking

* Providing services to small and medium-sized enterprises around the world is a core strength of HSBC. Our business continues to grow, reflecting our success in broadening relationships with customers and our concentration on establishing service quality as our competitive advantage.

* Overall, profitability in commercial banking grew. This reflected HSBC’s leadership in attracting business start-ups, in developing fee-based services attractive to customers, and in increasing the volume of deposits gathered. Credit costs remained low. In the UK, changes resulting from the Competition Commission review cost US$52 million in the first half, in line with our expectations.

* Also in the UK, HSBC was voted ‘Best Small Business Bank’ by CIMA (the Chartered Institute of Management Accountants), received Business Moneyfacts’ 2003 award for ‘Best Computer Banking Provider’, and was ‘Best Factoring House’ according to Trade Finance magazine.

* In Hong Kong, HSBC made available additional funds and offered favourable terms to small businesses which have suffered from the economic impact of SARS. It is still too soon to predict what the longer term effects of the outbreak will be on the commercial customer base but every effort is being made to minimise it.

* We are pleased with the continued progress of our commercial banking operations in France. This has been enhanced by the acquisition of Banque Hervet which has taken full opportunity to develop with other HSBC entities a broader range of trade service products for its predominantly commercial customer base.

* Following the launch of business internet banking in Hong Kong, the US and the UK last year, we have made online business banking available in 17 more countries. By the end of June, 15 per cent—or some 300,000 of our business customers—were banking with us online.

Corporate, Investment Banking and Markets

* The overall performance of our corporate, investment banking and markets business was excellent and reinforced our position as one of the world’s top tier players in this very important sector. The results reflect our success in bringing these activities closer together and in pursuing the strategic plan we adopted in 2002. We have broadened the range of products and services we offer to our customer base, enhancing the value of the relationships we support.

* Our Global Markets division produced record results as increased customer sales combined with favourable trading conditions. Historically low interest rates and a weakening US dollar resulted in strong debt origination activity and increased sales of our widened product offerings for structured financing and hedging solutions. In debt capital market activities our rankings and market share increased in most bond issuance markets whilst for the sixth consecutive year we achieved the ‘Best at Treasury and Risk Management in Asia’ Euromoney award for excellence.

* In corporate and institutional banking, revenue growth was achieved through increased fees from refinancing activity and credit expansion. However, credit costs rose due to increased provisioning, mainly for a small number of relationships in the energy and telecommunications sectors.

* Investment banking fees grew, reflecting our strategic focus on higher margin financing and advisory business.

* Our asset management businesses performed well, attracting net inflows of US$10 billion and broadly maintaining profitability in a continuing environment of low investor appetite for equities.

Private Banking

* The results of our private banking business reflected an improved revenue mix. We achieved growth in brokerage fees and commissions, sales of structured products, trust services and safekeeping. There was also a significant increase in discretionary asset management mandates and client foreign exchange and other dealing activity.

* Restructuring of the Group’s private banking operations continued in order to improve efficiency. We began the process of combining all four of the private banks in France to create one of the largest businesses of its kind in the country.

GFBital

The integration of GFBital in Mexico (acquired in November 2002) progressed well. Consumer asset growth was strong, particularly as interest rates declined later in the half year. Co-operation with Household to develop this business is under way. GFBital is exploring avenues to channel qualifying migrants to Household as they enter the United States. Household’s home city of Chicago has the second largest Hispanic population in the US.

Household

Completion of the acquisition of Household International on 28 March marked the most significant change in the shape of HSBC in more than a decade. We were pleased to complete the transaction within the very demanding timetable established in November 2002 when it was first announced.

There are significant overlaps in profile between Household’s customer base and elements of HSBC’s and the Household business model provides access for credit to those who would not otherwise enjoy it. The two businesses are being brought together smoothly and quickly. Both teams are excited about the opportunities to deploy their respective skills and strengths across broader platforms and, in the case of Household, in a wider geographical footprint.

Synergies are now being clarified and quantified, and the evidence to date is encouraging. The most immediate synergies have come from improvements in funding costs which we now feel confident will exceed US$1 billion per annum, based on spread improvement achieved to date.

Further synergies will be achieved in card processing, IT contingency rationalisation, purchasing, call centre co-operation and the shared use of HSBC’s Group Service Centres. These, in addition to the

Group-wide application of Household’s credit-scoring and data-mining technology and the consolidation of certain central administrative functions, should produce synergy benefits exceeding US$200 million per annum within two years.

In addition, there will be revenue synergies in taking the Household model overseas and establishing it alongside existing HSBC operations to tap the growing demand for consumer finance.

Credit Quality

Driven by slower economic growth and rising unemployment in the US and Hong Kong, personal credit quality showed modest deterioration in the period. The charge for bad and doubtful debts in the commercial banking sector remained moderate. In corporate banking, there was evidence of strain in the power and energy sectors and in telecommunications, as well as in the equipment suppliers to these industries. The effect of the SARS outbreak was not material in the first half.

Excluding Household, our bad and doubtful debt charge amounted to an annualised 44 basis points of our loan book, of which approximately two-thirds arose from personal lending; this was in line with last year’s experience.

During the second quarter, Household saw the level of non-performing loans rise to 3.76 per cent, tracking bankruptcy filings. Annualised charge-offs rose to 4.83 per cent of the book.

Outlook

There are mixed signals in current economic data. The significant easing of monetary policy around the world is bolstering consumer sentiment, in part through its positive effect on the housing market. Fiscal deficits are being recognised as an inevitable consequence of policies aimed at avoiding deflation. Significant debt reduction and refinancing to lower rates have been achieved on corporate balance sheets. There has been good progress in corporate restructuring, particularly in eliminating excess capacity. Sentiment is improving and there are signs in some industries that the worst may be behind us. The recent modest rise in merger and acquisition activity is consistent with this view. Prospects for the rest of 2003 are reasonable though we remain cautious about the longer term outlook because of structural imbalances in the world’s major economies.

We are positioning HSBC for modest, and uneven, economic recovery. In most developed markets, we expect revenue growth to remain subdued. We are concentrating on improving our efficiency to respond to the growing costs of new regulations and additional taxes in many jurisdictions. Strategically, therefore, we are building our business in those markets where the demographic profiles indicate growing consumer demand. We are particularly excited by the opportunities in the emerging economies of Asia, including India and China, and in the Middle East, Mexico and Brazil. Perhaps an additional and overlooked new market opportunity will be provided by the immigrant population of the United States to which, through Household, we now have access.

Overall, HSBC’s ability to generate capital remains strong. We are in an excellent position to benefit from any upturn in the world economy when it occurs and to pursue opportunities for growth that may arise. Within our industry, HSBC’s business is uniquely diversified, both geographically and by line of business. HSBC is in good shape and on course.

Financial Overview

30Jun02	31Dec02	Half-year to	30Jun03
US$m	US$m		US$m	£m	HK$m
		For the half-year
		Cash basis^
5,458	5,055	Profit before tax	6,879	4,272	53,649
3,681	3,421	Profit attributable	4,873	3,026	38,005
		Reported basis
5,057	4,593	Profit before tax	6,112	3,796	47,667
3,280	2,959	Profit attributable	4,106	2,550	32,023
1,929	3,072	Dividends	2,589	1,608	20,192
		At period-end
51,178	52,406	Shareholders’ funds	70,290	42,525	548,121
55,440	57,430	Capital resources	66,881	40,463	521,538
532,233	548,371	Customer accounts and deposits by banks	623,318	377,107	4,860,634
746,335	759,246	Total assets	982,689	594,527	7,663,009
410,986	430,551	Risk-weighted assets	569,613	344,616	4,441,842
US$	US$	Per share	US$	£	HK$
0.40	0.36	Cash earnings^	0.48	0.30	3.74
0.35	0.32	Basic earnings	0.41	0.25	3.20
0.35	0.31	Diluted earnings	0.40	0.25	3.12
0.205	0.325	Dividends^^	0.24	0.15	1.87
5.42	5.53	Net asset value	6.48	3.92	50.53
		Share information
9,450	9,481	US$0.50 ordinary shares in issue (million)	10,841
US$109	US$105	Market capitalisation (billion)	US$128
£7.55	£6.87	Closing market price per share	£7.16
		Total shareholder return to 30 June 2003^^^	HSBC	Benchmark
		—over 1 year	100	96
		—since 1 January 1999	167	111

^ Cash based measurements are after excluding the impact of goodwill amortisation.

^^ The first interim dividend of US$0.24 per share is translated at the closing rate on 30 June 2003 (see page 24).

^^^ Total shareholder return (TSR) is as defined on page 174 of the Annual Report and Accounts 2002. HSBC’s governing objective is to beat the TSR of its defined benchmark, with a minimum objective to achieve double TSR over a five-year period beginning on 1 January 1999.

30 Jun 02	31 Dec 02	Half-year to	30 Jun 03
%	%	Performance ratios	%
		On a cash basis^
13.8	11.8	Return on average invested capital^^	14.0
21.5	18.3	Return on average net tangible equity^^^	24.5
1.18	1.04	Post-tax return on average tangible assets	1.23
2.11	1.79	Post-tax return on average risk-weighted assets	2.17
		On a reported basis
13.7	11.2	Return on average shareholders’ funds	13.3
1.04	0.90	Post-tax return on average assets	1.03
1.90	1.58	Post-tax return on average risk-weighted assets	1.86
		Efficiency and revenue mix ratios
		Cost: income ratio (excluding goodwill
54.5	57.9	amortisation)	51.3
		As a percentage of total operating income:
57.9	58.3	— net interest income	60.6
42.1	41.7	— other operating income	39.4
29.4	29.4	— net fees and commissions	25.3
4.9	5.0	— dealing profits	6.8
		Capital ratios
9.7	9.0	— tier 1 capital	8.5
13.5	13.3	— total capital	11.7

^ Cash based measurements are after excluding the impact of goodwill amortisation.

^^ Return on invested capital is based on cash-based attributable profit adjusted for depreciation attributable to revaluation surpluses. Average invested capital is measured as shareholders’ funds after adding back goodwill amortised and goodwill previously written-off directly to reserves and deducting property revaluation reserves. This measure broadly reflects invested capital.

^^^ Cash basis attributable profit divided by average shareholders’ funds after deduction of average purchased goodwill.

Consolidated Profit and Loss Account

30 Jun 02	31 Dec 02	Half-year to	30 Jun 03
US$m	US$m		US$m	£m	HK$m
14,229	14,366	Interest receivable	18,206	11,306	141,989
(6,636)	(6,499)	Interest payable	(6,985)	(4,338)	(54,476)
7,593	7,867	Net interest income	11,221	6,968	87,513
5,510	5,625	Other operating income	7,286	4,525	56,823
13,103	13,492	Operating income	18,507	11,493	144,336
(7,146)	(7,808)	Operating expenses excluding goodwill	(9,490)	(5,894)	(74,012)
(396)	(458)	Goodwill amortisation	(632)	(392)	(4,929)
5,561	5,226	Operating profit before provisions	8,385	5,207	65,395
(715)	(606)	Provisions for bad and doubtful debts	(2,374)	(1,474)	(18,515)
(3)	(36)	Provisions for contingent liabilities and commitments	(22)	(14)	(172)
(45)	(23)	Loss from foreign currency redenomination in Argentina	(34)	(21)	(265)
(139)	(185)	Amounts written off fixed asset investments	(60)	(37)	(468)
4,659	4,376	Operating profit	5,895	3,661	45,975
(23)	(5)	Share of operating loss in joint ventures	(124)	(77)	(967)
71	64	Share of operating profit in associates	92	57	718
		Gains/(losses) on disposal of:
351	181	— investments	264	164	2,058
(1)	(23)	— tangible fixed assets	(15)	(9)	(117)
5,057	4,593	Profit on ordinary activities before tax	6,112	3,796	47,667
(1,315)	(1,219)	Tax on profit on ordinary activities	(1,554)	(965)	(12,119)
3,742	3,374	Profit on ordinary activities after tax	4,558	2,831	35,548
		Minority interests:
(278)	(227)	— equity	(261)	(162)	(2,035)
(184)	(188)	— non-equity	(191)	(119)	(1,490)
3,280	2,959	Profit attributable to shareholders	4,106	2,550	32,023
(1,929)	(3,072)	Dividends	(2,589)	(1,608)	(20,192)
1,351	(113)	Retained profit/(deficit) for the period	1,517	942	11,831

Consolidated Balance Sheet

At 30Jun02	At 31Dec02		At 30Jun03
US$m	US$m		US$m	£m	HK$m
		ASSETS
5,561	7,659	Cash and balances at central banks	9,509	5,753	74,151
5,894	5,651	Items in the course of collection from other banks	8,706	5,267	67,889
19,255	18,141	Treasury bills and other eligible bills	21,348	12,916	166,472
8,986	9,445	Hong Kong SAR Government certificates of indebtedness	9,977	6,036	77,804
100,965	95,496	Loans and advances to banks	116,012	70,187	904,662
342,057	352,344	Loans and advances to customers	503,625	304,693	3,927,268
172,792	175,730	Debt securities	189,991	114,945	1,481,550
8,710	8,213	Equity shares	12,492	7,558	97,413
144	190	Interests in joint ventures	85	51	663
1,042	1,116	Interests in associates	1,177	712	9,178
47	651	Other participating interests	683	413	5,326
15,111	17,163	Intangible fixed assets	26,618	16,104	207,567
13,988	14,181	Tangible fixed assets	14,548	8,802	113,445
44,363	45,884	Other assets	56,785	34,355	442,806
7,420	7,382	Prepayments and accrued incomes	11,133	6,735	86,815
746,335	759,246	Total assets	982,689	594,527	7,663,009
		LIABILITIES
8,986	9,445	Hong Kong SAR currency notes in circulation	9,977	6,036	77,804
61,455	52,933	Deposits by banks	75,771	45,841	590,862
470,778	495,438	Customer accounts	547,547	331,266	4,269,772
4,112	4,634	Items in the course of transmission to other banks	5,965	3,609	46,515
28,683	34,965	Debt securities in issue	144,502	87,424	1,126,827
86,642	72,090	Other liabilities	83,874	50,744	654,045
7,707	7,574	Accruals and deferred income	9,363	5,665	73,013
		Provisions for liabilities and charges
1,181	1,154	—deferred taxation	1,373	831	10,707
3,292	3,683	—other provisions	5,531	3,346	43,131
		Subordinated liabilities
3,517	3,540	—undated loan capital	3,559	2,153	27,753
12,199	14,831	—dated loan capital	17,189	10,399	134,040
		Minority interests
2,253	2,122	—equity	2,193	1,327	17,101
4,352	4,431	—non-equity	5,555	3,361	43,318
4,725	4,741	Called up share capital	5,421	3,280	42,273
46,453	47,665	Reserves	64,869	39,245	505,848
51,178	52,406	Shareholders’ funds	70,290	42,525	548,121
746,335	759,246	Total liabilities	982,689	594,527	7,663,009

Consolidated Cash Flow Statement

Figures in US$m	Half-year to 30Jun03	Half-year to 30Jun02	Half-year to 31Dec02
Net cash inflow from operating activities	14,391	12,948	3,478
Dividends received from associated undertakings	45	66	48
Returns on investments and servicing of finance:
Interest paid on finance leases and similar hire purchase contracts	(18)	(14)	(15)
Interest paid on subordinated loan capital	(374)	(364)	(506)
Dividends paid to minority interests – equity	(317)	(284)	(196)
– non-equity	(243)	(20)	(337)
Net cash outflow from returns on investments and servicing of finance	(952)	(682)	(1,054)
Taxation paid	(1,100)	(523)	(848)
Capital expenditure and financial investments:
Purchase of investment securities	(91,237)	(66,893)	(63,278)
Proceeds from sale and maturities of investment securities	87,730	62,767	59,792
Purchase of tangible fixed assets	(657)	(756)	(967)
Proceeds from sale of tangible fixed assets	259	123	205
Net cash outflow from capital expenditure and financial investments	(3,905)	(4,759)	(4,248)
Acquisitions and disposals:
Net cash inflow/(outflow) from acquisition of and increase in stake in subsidiary undertakings	(1,151)	20	229
Purchase of interest in associated undertakings and other participating interests	(40)	(26)	(623)
Proceeds from disposal of associated undertakings and other participating interests	2	356	—
Net cash inflow/(outflow) from acquisitions and disposals	(1,189)	350	(394)
Equity dividends paid	(2,625)	(1,844)	(1,765)
Net cash inflow/(outflow) before financing	4,665	5,556	(4,783)
Financing:
Issue of ordinary share capital	432	182	155
Issue of preference share capital	1,237	—	—
Redemption of preference share capital	(208)	(50)	—
Subordinated loan capital issued	1,274	630	3,475
Subordinated loan capital repaid	(492)	(637)	(1,286)
Net cash inflow from financing	2,243	125	2,344
Increase/(decrease) in cash	6,908	5,681	(2,439)

Other Primary Financial Statements

Statement of total consolidated recognised gains and losses for the half-year to

30 Jun 02 US$m	31 Dec 02 US$m		30 Jun 03 US$m
3,280	2,959	Profit for the period attributable to shareholders	4,106
		Unrealised deficit on revaluation of investment properties:
—	(22)	—subsidiaries	(24)
—	(1)	—associates	—
		Unrealised deficit on revaluation of land and buildings (excluding investment properties):
—	(297)	—subsidiaries	(214)
2,432	1,349	Exchange and other movements	2,208

5,712	3,988	Total recognised gains and losses for the period	6,076

Reconciliation of movements in consolidated shareholders’ funds for the half-year to

30 Jun 02 US$m	31 Dec 02 US$m		30 Jun 03 US$m
3,280	2,959	Profit for the period attributable to shareholders	4,106
(1,929)	(3,072)	Dividends	(2,589)
1,351	(113)		1,517

2,432	1,029	Other recognised gains and losses relating to the period	1,970
182	155	New share capital subscribed, net of costs	447
(31)	(10)	Reserve in respect of obligations under CCF share options	(17)
—	—	Merger reserve on acquisition of Household	13,405
—	—	Reserve in respect of obligations under Household share options	112

—	—	Reserve in respect of obligations under Household 8.875 per cent Adjustable Conversion-Rate Equity Security Units	6
856	167	Amounts arising on shares issued in lieu of dividends	444
4,790	1,228	Net addition to shareholders’ funds	17,884

46,388	51,178	Shareholders’ funds at beginning of period	52,406

51,178	52,406	Shareholders’ funds at end of period	70,290

Additional Information

1. Accounting policies

The accounting policies adopted are consistent with those described in the 2002 Annual Report and Accounts.

2. Dividend

The Directors have declared a first interim dividend for 2003 of US$0.24 per ordinary share, an increase of 17 per cent. The dividend will be payable on 7 October 2003 to shareholders on the Register at the close of business on 22 August 2003. The dividend will be payable in cash, in US dollars, sterling or Hong Kong dollars, or a combination of these currencies, at the exchange rates on 29 September 2003, with a scrip dividend alternative. Particulars of these arrangements will be mailed to shareholders on or about 3 September 2003, and elections will be required to be made by 24 September 2003.

The dividend payable in cash on shares held through Euroclear France, the settlement and central depositary system for Euronext Paris, will be converted into euros at the exchange rate on 29 September 2003 and paid on 7 October 2003 through CCF, HSBC’s paying agent.

The dividend payable to holders of American Depositary Shares (‘ADSs’), each of which represents five ordinary shares, will be paid in cash in US dollars or as a scrip dividend of new ADSs on 7 October 2003 or invested in additional ADSs for participants in the dividend reinvestment plan operated by the depositary.

The Company’s shares will be quoted ex-dividend in London and in Hong Kong on 20 August 2003 and in Paris on 25 August 2003. The ADSs will be quoted ex-dividend in New York on 20 August 2003.

3. Earnings and dividends per share

Figures in US$	Half-year to 30 Jun 03	Half-year to 30 Jun 02	Half-year to 31 Dec 02
Cash earnings per share	0.48	0.40	0.36
Basic earnings per share	0.41	0.35	0.32
Diluted earnings per share	0.40	0.35	0.31
Dividend per share	0.24	0.205	0.325
Dividend pay out ratio ^	50%	51%	90%

^ Dividends per share expressed as a percentage of cash earnings per share.

Basic earnings per ordinary share was calculated by dividing the earnings of US$4,106 million by the weighted average number of ordinary shares outstanding, excluding own shares held, of 10,066 million (first half of 2002: earnings of US$3,280 million and 9,298 million shares; second half of 2002: earnings of US$2,959 million and 9,380 million shares).

Diluted earnings per share was calculated by dividing the basic earnings, which require no adjustment for the effects of dilutive ordinary potential shares, by the weighted average number of ordinary shares outstanding, excluding own shares held, plus the weighted average number of ordinary shares that would be issued on conversion of all the dilutive potential ordinary shares (being share options outstanding not yet exercised) of 10,161 million (first half of 2002: 9,404 million shares; second half of 2002: 9,469 million shares).

The cash earnings per share was calculated by dividing the basic earnings, including the add-back of amortised goodwill, by the weighted average number of ordinary shares outstanding.

4. Taxation

Figures in US$m	Half-year to 30 Jun 03	Half-year to 30 Jun 02	Half-year to 31 Dec 02
UK corporation tax charge	225	322	362
Overseas taxation	1,219	736	481
Joint ventures	—	(6)	—
Associates	8	19	(2)
Current taxation	1,452	1,071	841
Deferred taxation	102	244	378
Total charge for taxation	1,554	1,315	1,219
Effective tax rate	25.4%	26.0%	26.5%

HSBC Holdings and its subsidiary undertakings in the United Kingdom provided for UK corporation tax at 30 per cent, the rate for the calendar year 2003 (2002: 30 per cent). Overseas tax included Hong Kong profits tax of US$250 million (first half 2002: US$253 million; second half 2002: US$155 million) provided at the rate of 17.5 per cent (2002: 16.0 per cent) on the profits assessable in Hong Kong. Other overseas taxation was provided for in the countries of operation at the appropriate rates of taxation.

At 30 June 2003, there were in total potential future tax benefits of approximately US$1,086 million (30 June 2002: US$842 million; 31 December 2002: US$885 million) in respect of trading losses, expenditure charged to the profit and loss account but not yet allowed for tax, and capital losses, against which a 100 per cent valuation allowance has been taken, as recoverability of these assets is currently considered remote. Should circumstances change then the treatment of these assets would be reviewed.

Analysis of overall tax charge:

Figures in US$m	Half-year to 30 Jun 03	Half-year to 30 Jun 02	Half-year to 31 Dec 02
Taxation at UK corporate tax rate of 30%	1,834	1,517	1,378
Impact of differently taxed overseas profits in principal locations	(196)	(241)	(231)
Tax-free gains	(15)	(48)	29
Argentine losses (relieved)/unrelieved	(7)	18	69
Goodwill amortisation	238	128	133
Acquisition accounting adjustments	(115)	—	—
Prior period adjustments	(113)	(7)	(83)
Other items	(72)	(52)	(76)
Overall tax charge	1,554	1,315	1,219
Timing differences subject to deferred tax	(102)	(244)	(378)
Current tax charge	1,452	1,071	841

The acquisition accounting adjustments arise because certain assets and liabilities were revalued on the Household and GFBital acquisitions. The difference between the ‘fair value’ of assets and liabilities, which is included in the accounts, and the book value is amortised to the profit and loss account over the life of the assets and liabilities. This amortisation resulted in a positive impact on the profit and loss account. There is no tax associated with this adjustment to net income and so it reduces the effective tax rate.

5. Subordinated liabilities

Figures in US$m	At 30 Jun 03	At 30 Jun 02	At 31 Dec 02
Dated subordinated loan capital which is repayable:
- within 1 year	615	1,651	956
- between 1 and 2 years	1,024	652	862
- between 2 and 5 years	2,070	2,056	1,957
- over 5 years	13,480	7,840	11,056
	17,189	12,199	14,831

6. Assets charged as security for liabilities

HSBC has pledged assets as security for liabilities included under the following headings:

	Amount of liability secured
Figures in US$m	At 30 Jun 03	At 30 Jun 02	At 31 Dec 02
Deposits by banks	4,080	1,386	1,661
Customer accounts	8,148	5,510	4,204
Debt securities in issue	30,228	1,718	1,437
Other liabilities	3,851	3,619	2,884
	46,307	12,233	10,186

The amount of assets pledged to secure these liabilities are included under the following headings:

	Amount of assets pledged
Figures in US$m	At 30 Jun 03	At 30 Jun 02	At 31 Dec 02

Treasury bills and other eligible securities	2,041	1,513	1,673
Loans and advances to customers	37,922	3,114	2,514
Debt securities	42,464	34,740	39,126
Other	2,461	1,478	1,144
	84,888	40,845	44,457

7. Capital resources
	At 30 Jun 03	At 30 Jun 02	At 31 Dec 02
Capital ratios (%)

Total capital ratio	11.7	13.5	13.3
Tier 1 capital ratio	8.5	9.7	9.0

Composition of capital

Figures in US$m

Tier 1:
Shareholders’ funds	70,290	51,178	52,406
Minority interests	3,521	3,434	3,306
Innovative tier 1 securities	4,964	3,570	3,647
Less: property revaluation reserves	(1,707)	(2,292)	(1,954)
:goodwill capitalised and intangible assets	(28,007)	(15,587)	(17,855)
:own shares held ^	(801)	(576)	(601)
Total qualifying tier 1 capital	48,260	39,727	38,949
Tier 2:
Property revaluation reserves	1,707	2,292	1,954
General provisions	2,816	2,085	2,348
Perpetual subordinated debt	3,543	3,514	3,542
Term subordinated debt	14,885	9,882	12,875
Minority interests in tier 2 capital	556	793	775
Total qualifying tier 2 capital	23,507	18,566	21,494

Unconsolidated investments	(3,703)	(2,031)	(2,231)
Investments in other banks	(662)	(696)	(638)
Other deductions	(521)	(126)	(144)
Total capital	66,881	55,440	57,430

Total risk-weighted assets	569,613	410,986	430,551

The above figures were computed in accordance with the EU Banking Consolidation Directive.

^ This principally reflects shares held in trust to fulfil the Group’s obligations under employee share option plans.

8. Foreign exchange exposure

The Group’s foreign exchange exposure comprises trading exposures and structural foreign currency translation exposure. Foreign exchange trading exposures comprise those which arise from foreign exchange dealing within Treasury and currency exposures originated by commercial banking businesses in HSBC. The latter are transferred to local treasury units where they are managed, together with exposures which result from dealing activities, within limits approved by the Group Executive Committee.

The Group’s structural foreign currency translation exposures are represented by the net asset value of the holding company’s foreign currency equity and subordinated debt investments in its subsidiaries, branches and associated undertakings. Gains or losses on structural foreign currency exposures are taken to reserves. The Group’s structural foreign currency exposures are managed with the primary objective of ensuring, where practical, that the Group’s and individual banking subsidiaries’ tier 1 capital ratios are protected from the effect of changes in exchange rates.

9. Contingent liabilities and commitments

The total contract amounts of contingent liabilities and commitments which, at 30 June 2003, were US$450,233 million (30 June 2002: US$255,130 million; 31 December 2002: US$276,884 million) are credit-related instruments which include acceptances, letters of credit, guarantees and commitments to extend credit. The contractual amounts represent the amounts at risk should the contract be fully drawn upon and the client default. Since a significant portion of guarantees and commitments are expected to expire without being drawn upon, the total of the contract amounts is not representative of future liquidity requirements.

10. Reconciliation of operating profit to net cash flow from operating activities

Figures in US$m	Half-year to 30 Jun 03	Half-year to 30 Jun 02	Half-year to 31 Dec 02

Operating profit	5,895	4,659	4,376
Change in prepayments and accrued income	(2,450)	156	199
Change in accruals and deferred income	1,682	447	(257)
Interest on finance leases and similar hire purchase contracts	20	15	21
Interest on subordinated loan capital	479	445	417
Depreciation and amortisation	1,298	941	1,103
Amortisation of discounts and premiums	254	9	(17)
Provisions for bad and doubtful debts	2,374	715	606
Loans written off net of recoveries	(2,834)	(888)	(1,043)
Provisions for liabilities and charges	591	462	417
Provisions utilised	(457)	(948)	(383)

Amounts written off fixed asset investments	60	139	185
Net cash inflow from trading activities	6,912	6,152	5,624
Change in items in the course of collection from other banks	(2,215)	(119)	243
Change in treasury bills and other eligible bills	(118)	460	255
Change in loans and advances to banks	(14,353)	11,320	5,230
Change in loans and advances to customers	(52,514)	(32,940)	(2,392)
Change in other securities	(6,335)	(7,523)	10,066
Change in other assets	(881)	(5,947)	(1,108)
Change in deposits by banks	20,923	7,806	(11,311)
Change in customer accounts	51,214	20,505	10,656
Change in items in the course of transmission to other banks	1,331	314	402
Change in debt securities in issue	6,201	1,585	1,350
Change in other liabilities	7,248	14,092	(15,672)
Elimination of exchange differences ^	(3,022)	(2,757)	135
Net cash inflow from operating activities	14,391	12,948	3,478

^ Adjustment to bring changes between opening and closing balance sheet amounts to average rates. This is not done on a line-by-line basis, as it cannot be determined without unreasonable expense.

11. Profit and loss account impact from Household for the half-year to 30 June 2003

	30 Jun 03	30 Jun 03	30 Jun 03	30 Jun 02	31 Dec 02
	Total	Household	Rest of HSBC
	US$m	US$m	US$m	US$m	US$m
Interest receivable	18,206	3,492	14,714	14,229	14,366
Interest payable	(6,985)	(702)	(6,283)	(6,636)	(6,499)
Net interest income	11,221	2,790	8,431	7,593	7,867
Other operating income	7,286	612	6,674	5,510	5,625
Operating income	18,507	3,402	15,105	13,103	13,492
Operating expenses excluding goodwill	(9,490)	(1,214)	(8,276)	(7,146)	(7,808)
Goodwill amortisation	(632)	(115)	(517)	(396)	(458)
Operating profit before provisions	8,385	2,073	6,312	5,561	5,226
Provisions for bad and doubtful debts	(2,374)	(1,539)	(835)	(715)	(606)
Provisions for contingent liabilities and commitments	(22)	—	(22)	(3)	(36)
Loss from foreign currency redenomination in Argentina	(34)	—	(34)	(45)	(23)
Amounts written off fixed asset investments	(60)	—	(60)	(139)	(185)

Operating profit	5,895	534	5,361	4,659	4,376
Share of operating loss in joint ventures	(124)	—	(124)	(23)	(5)
Share of operating profit in associates	92	—	92	71	64
Gains/(losses) on disposal of:
— investments	264	2	262	351	181
— tangible fixed assets	(15)	—	(15)	(1)	(23)
Profit on ordinary activities before tax	6,112	536	5,576	5,057	4,593
Tax on profit on ordinary activities	(1,554)	(133)	(1,421)	(1,315)	(1,219)
Profit on ordinary activities after tax	4,558	403	4,155	3,742	3,374
Minority interests:
— equity	(261)	—	(261)	(278)	(227)
— non-equity	(191)	—	(191)	(184)	(188)
Profit attributable to shareholders	4,106	403	3,703	3,280	2,959
Dividends	(2,589)	—	(2,589)	(1,929)	(3,072)
Retained profit/(deficit) for the period	1,517	403	1,114	1,351	(113)

12. Registers of shareholders – First interim dividend for 2003

The Overseas Branch Register of shareholders in Hong Kong will be closed for one day, on Friday 22 August 2003. Any person who has acquired shares registered on the Hong Kong Branch Register but who has not lodged the share transfer with the Branch Registrar should do so before 4.00pm on Thursday 21 August 2003 in order to receive the dividend.

Any person who has acquired shares registered on the Principal Register in the United Kingdom but who has not lodged the share transfer with the Principal Registrar should do so before 4.00pm on Friday 22 August 2003 in order to receive the dividend. Transfers between the Principal Register and the Branch Register may not be made while the Branch Register is closed.

Similarly, transfers of American Depositary Shares must be lodged with the depositary by noon on Friday 22 August 2003 in order to receive the dividend.

13. Proposed second interim dividend for 2003

The Directors intend to declare a second interim dividend for 2003 of US$0.12 per ordinary share. The proposed timetable for the dividend is:

Announcement of second interim dividend for 2003	10 November 2003
Shares quoted ex-dividend in London and Hong Kong and American Depositary Shares (ADSs) quoted ex-dividend in New York	26 November 2003
Record date for second interim dividend for 2003	28 November 2003

Closure of Hong Kong Overseas Branch Register of shareholders	28 November 2003
Shares quoted ex-dividend in Paris	1 December 2003
Mailing of dividend documentation	9 December 2003
Final date for receipt by registrars of forms of election and revocations of standing instructions for scrip dividends	7 January 2004
Exchange rate determined for payment of dividends in sterling and Hong Kong dollars	12 January 2004
Payment date: dividend warrants, new share certificates and notional tax vouchers mailed and shares credited to stock accounts in CREST	20 January 2004

14. Foreign currency amounts

The sterling and Hong Kong dollar equivalent figures in the consolidated profit and loss account and balance sheet are for information only. These are translated at the average rate for the period for the profit and loss account and the closing rate for the balance sheet as follows:

Period-end	30 Jun 03	30 Jun 02	31 Dec 02

Closing : HK$/US$	7.798	7.800	7.798
£/US$	0.605	0.654	0.620

Average : HK$/US$	7.799	7.799	7.799	^
£/US$	0.621	0.693	0.641	^

^ Average for the second half of 2002.

15. Litigation

HSBC, through a number of its subsidiary undertakings, is named in and is defending legal actions in various jurisdictions arising from its normal business. None of these proceedings is regarded as material litigation.

16. Notifiable interests in share capital

According to the register maintained under section 211 of the Companies Act 1985, Legal and General Investment Management Limited notified the Company on 11 June 2002 that it had an interest in 284,604,788 HSBC Holdings ordinary shares, representing 3.01 per cent of the ordinary shares in issue at that date.

No notifiable interest, being 5 per cent or more, in the equity share capital is recorded in the register maintained under Section 336 of the Securities and Futures Ordinance of Hong Kong.

17. Dealings in HSBC Holdings shares

On 8 May 2003 HSBC Life (International) Limited sold 20,902 HSBC Holdings ordinary shares of US$0.50 each on the London Stock Exchange at 708.26 pence per share.

Save for this and dealings by HSBC Bank plc, trading as an intermediary in the Company’s shares in London, neither the Company nor any subsidiary undertaking has bought, sold or redeemed any securities of the Company during the six months ended 30 June 2003.

18. Interim Report and Statutory accounts

The information in this news release does not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985 (the Act). The 2003 Interim Report was approved by the Board of Directors on 4 August 2003. The statutory accounts for the year ended 31 December 2002 have been delivered to the Registrar of Companies in England and Wales in accordance with Section 242 of the Act and filed with the US Securities and Exchange Commission. The auditor has reported on those accounts. Its report was unqualified and did not contain a statement under Section 237(2) or (3) of the Act. This news release does not constitute the unaudited interim consolidated financial statements which are contained in the Interim Report. The unaudited interim consolidated financial statements have been reviewed by the Company’s auditor, KPMG Audit Plc, in accordance with the guidance contained in Bulletin 1999/4: Review of interim financial information issued by the Auditing Practices Board. On the basis of its review it was not aware of any material modifications that should be made to the unaudited interim consolidated financial statements as presented for the six months ended 30 June 2002 in the Interim Report. The full report of its review is included in the Interim Report to the shareholders.

19. Forward-looking statements

This news release contains certain forward-looking statements with respect to the financial condition, results of operations and business of the Group. These forward-looking statements represent the Group’s expectations or beliefs concerning future events and involve known and unknown risks and uncertainty that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Certain statements, such as those that include the words ‘potential’, ‘estimated’, and similar expressions or variations on such expressions may be considered ‘forward-looking statements’.

20. Corporate Governance

HSBC is committed to high standards of corporate governance. HSBC Holdings has complied throughout the six months to 30 June 2003 with the best practice provisions of the Combined Code on corporate governance appended to the Listing Rules of the Financial Services Authority and with the provisions of Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong.

There have been no material changes to the information disclosed in the 2002 Annual Report and Accounts in respect of the remuneration of employees, remuneration policies and share option plans. On

28 March 2003 the Company acquired Household International, Inc. which has approximately 34,500 employees. The terms of the employment agreement with W F Aldinger, Chairman and Chief Executive Officer of Household, particulars of which were set out in the Disclosable Transaction Circular dated 26 February 2003, came into effect on 28 March 2003.

21.    Interim Report

Copies of the Interim Report will be sent to registered shareholders on or about 15 August 2003 and may be obtained from Group Corporate Affairs, HSBC Holdings plc, 8 Canada Square, London E14 5HQ, United Kingdom; or from Group Public Affairs, The Hongkong and Shanghai Banking Corporation Limited, 1 Queen’s Road Central, Hong Kong; or from HSBC Bank USA, 452 Fifth Avenue, New York, New York 10018, USA; or from Direction de la Communication, CCF, 103 avenue des Champs Elysées, 75419, Paris Cedex 08, France. The Interim Report will also be available on the HSBC website www.hsbc.com and on The Stock Exchange of Hong Kong’s website www.hkex.com.hk.

A Chinese translation of the report may be obtained on request from Computershare Hong Kong Investor Services Limited, Rooms 1901-5, Hopewell Centre, 183 Queen’s Road East, Hong Kong.

Custodians or nominees that wish to distribute copies of the Interim Report to their clients may request copies for collection by writing to Group Corporate Affairs at the addresses given above.

22.    Final results and third interim dividend for 2003

The results for the year to 31 December 2003 will be announced on Monday 1 March 2004. It is intended that any third interim dividend for 2003 that is announced on that date would be payable on 5 May 2004 to shareholders on the Register on 19 March 2004. HSBC’s shares would be quoted ex-dividend in London and in Hong Kong on 17 March 2004 and in Paris on 22 March 2004. The American Depositary Shares would be quoted ex-dividend in New York on 17 March 2004.

23.    News release

Copies of this news release may be obtained from Group Corporate Affairs, HSBC Holdings plc, 8 Canada Square, London E14 5HQ, United Kingdom; The Hongkong and Shanghai Banking Corporation Limited, 1 Queen’s Road Central, Hong Kong; HSBC Bank USA, 452 Fifth Avenue, New York, New York 10018, USA. The news release will also be available on the HSBC website www.hsbc.com.

Within this document, the Hong Kong Special Administrative Region of the People’s Republic of China has been referred to as ‘Hong Kong’.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:	/s/ P A Stafford
Name: P A Stafford Title: Assistant Group Secretary Date: 08 04, 2003